UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 13, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release: DIVIDEND DECLARATION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
13 May 2013
DIVIDEND DECLARATION – DIVIDEND NUMBER 117

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Interim Dividend No. 117 for the first quarter ended 31 March 2013 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (Gross)
50
Dividends tax rate applicable to shareholders liable to pay the dividend tax
15%
STC credits utilised in South African cents
Nil
Rate in South African cents (Net) where dividend tax at 15% is payable
42.5
The ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is
383,719,517
The E-ordinary shares of AngloGold Ashanti Limited in issue at the date of declaration is
1,597,250
AngloGold Ashanti Limited’s tax reference number 9640006608

In compliance with the requirements of Strate, given the company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2013
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 23 May
Last date to trade ordinary shares cum dividend Friday, 24 May
Last date to register transfers of certificated securities cum dividend
Friday, 24 May
Ordinary shares trade ex-dividend Monday, 27 May
Record date
Friday, 31 May
Payment date
Friday, 14 June
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, between Monday, 27 May 2013 and Friday, 31 May 2013, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2013
Ex-dividend on New York Stock Exchange Wednesday, 29 May
Record date
Friday, 31 May
Approximate date for currency conversion
Friday, 7 June
Approximate payment date of dividend Monday, 24 June
Assuming an exchange rate of R9.0745/$ the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 6 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2013
Last date to trade and to register GhDSs cum dividend
Friday, 24 May
GhDSs trade ex-dividend
Monday, 27 May
Record date
Friday, 31 May
Approximate payment date of dividend
Monday, 17 June

Assuming an exchange rate of R1/¢0.21903, which is subject to a 15% South African withholding tax, the dividend payable per share is equivalent to 0.1095
cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E17, for the quarter ended 31 March 2013 of 25 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary)
Limited. These dividends will be paid on Friday, 14 June 2013.

SPONSOR: UBS South Africa (Pty) Limited

ENDS
Contacts

Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of
2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-
GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 13, 2013
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:     Group General Counsel and Company
              Secretary